As filed with the Securities and Exchange Commission on February 6, 2013

Registration Nos. 333-174887 and
333-174887-01

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 5 TO
FORM S-1
REGISTRATION STATEMENT
Under the Securities Act of 1933

GWG HOLDINGS, INC.
GWG LIFE SETTLEMENTS, LLC
(Exact name of Registrant as specified in its charter)

Delaware Delaware	26-2222607 20-4356955
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

220 South Sixth Street, Suite 1200
Minneapolis, Minnesota 55402
Tel: (612) 746-1944
Fax: (612) 746-0445
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jon R. Sabes
Chief Executive Officer
220 South Sixth Street, Suite 1200
Minneapolis, Minnesota 55402
Tel: (612) 746-1944
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to: Paul D. Chestovich, Esq. Maslon Edelman Borman & Brand, LLP 3300 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Tel: (612) 672-8200

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒  Registration Nos. 333-174887 and 333-174887-01

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the SEC pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

EXPLANATORY NOTE

Pursuant to Rule 462(d), GWG Holdings, Inc., a Delaware corporation (the “Company”), is filing this Post-Effective Amendment to its Form S-1 registration statement (SEC File Nos. 333-174887 and 333-174887-01) (the “Registration Statement”) solely to add Exhibits 10.10 and 10.11 to such Registration Statement.  Exhibit 10.10 is an Amended and Restated Credit and Security Agreement, dated effective as of January 25, 2013, by and among the Company, certain subsidiaries of the Company, and Autobahn Funding Company LLC, as the conduit lender, and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, as the committed lender and as the agent on behalf of secured parties under such agreement.  The Amended and Restated Credit and Security Agreement supersedes that certain Credit and Security Agreement with DZ Bank AG Deutsche Zentral-Genossenschaftsbank (as agent), and Autobahn Funding Company LLC (as lender), dated July 15, 2008 and included as Exhibit 10.1 to the Registration Statement.  Exhibit 10.11 is a General Reaffirmation and Modification Agreement, dated effective as of January 25, 2013, that reaffirms the performance guaranty that the Company earlier provided in connection with the original Credit and Security Agreement to DZ Bank AG Deutsche Zentral-Genossenschaftsbank, as agent.

This Post-Effective Amendment does not modify any provision of Part I or Part II of the Registration Statement (or any related prospectus or prospectus supplement) other than supplementing Part II, Item 16(a), as set forth below.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.       Exhibits and Financial Statement Schedules.

(a)   Exhibits.

Exhibit No.	Description
10.10	Amended and Restated Credit and Security Agreement dated effective as of January 25, 2013 (filed herewith)
10.11	General Reaffirmation and Modification Agreement dated effective as of January 25, 2013 (filed herewith)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on February 6, 2013.

GWG Holdings, INC.
By:	/s/ Jon R. Sabes
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, this Post-Effective Amendment No. 5 to the Registration Statement has been signed, as of February 6, 2013, by the following persons in the capacities indicated below.

Name	Title

/s/ Jon R. Sabes	Director, Chief Executive Officer
Jon R. Sabes	(Principal Executive Officer)

/s/ Paul A. Siegert *	Chairman of the Board, President
Paul A. Siegert

/s/ Jon Gangelhoff	Chief Financial Officer
Jon Gangelhoff	(Principal Financial and Accounting Officer)

/s/ Steve F. Sabes *	Director, Chief Operating Officer and Secretary
Steven F. Sabes

/s/ Laurence Zipkin *	Director
Laurence Zipkin

/s/ Brian Tyrell *	Director
Brian Tyrell

/s/ Kenneth Michael Fink *	Director
Kenneth Michael Fink

* By: Jon R. Sabes (as Attorney-in-Fact)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on February 6, 2013.

GWG Life Settlements, LLC
By:	/s/ Jon R. Sabes
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, this Post-Effective Amendment No. 5 to the Registration Statement has been signed, as of February 6, 2013, by the following persons in the capacities indicated below.

Name	Title

/s/ Jon R. Sabes	Chief Executive Officer
Jon R. Sabes	(Principal Executive Officer)

/s/ Jon Gangelhoff	Chief Financial Officer
Jon Gangelhoff	(Principal Financial and Accounting Officer)

/s/ Jon R. Sabes	Manager of GWG Life Settlements, LLC
Jon R. Sabes

* By: Jon R. Sabes (as Attorney-in-Fact)

EXHIBIT INDEX

Exhibit No.	Description
10.10	Amended and Restated Credit and Security Agreement dated effective as of January 25, 2013 (filed herewith)
10.11	General Reaffirmation and Modification Agreement dated effective as of January 25, 2013 (filed herewith)